UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                                December 31, 2003

                               Exelon Corporation

                            10 South Dearborn Street
                                   37th Floor
                                 P.O. Box 805379
                             Chicago, IL 60680-5379









Inquiries concerning this Form U-9C-3
   should be directed to:                            Scott Peters
                                                     Exelon Corporation
                                                     10 South Dearborn Street
                                                     38th Floor
                                                     P.O. Box 805379
                                                     Chicago, IL 60680-5379


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TABLE OF CONTENTS

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Item                                                                                         Page
Number                                                                                       Number
     1        Organization Chart                                                                3
     2        Issuances and Renewals of Securities and Capital Contributions                    5
     3        Associate Transactions
                  Part I - Transactions Performed by Reporting Companies on
                      Behalf of Associate Companies                                             6
                  Part II - Transactions Performed by Associate Companies
                      On Behalf of Reporting Companies                                          6
     4        Summary of Aggregate Investment                                                   7
     5        Other Investments                                                                 8
     6        Financial Statements and Exhibits                                                 9
              Signature                                                                        11



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

ITEM 1.  ORGANIZATION CHART
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                                                         Energy or      Date of     % Voting
              Name of Reporting Company                 Gas-Related   Organization  Securities       Nature of Business
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
Exelon Corporation                                                                              (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
 Exelon Energy Delivery Company, LLC                                                            (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Commonwealth Edison Company                                                                  (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Commonwealth Research Corporation                 Energy          06/08/1976        100%  Energy-related (Category 1,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   PECO Energy Company                                                                          (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       East Coast Natural Gas Cooperative, LLC          Energy          03/15/1995      41.12%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Horizon Energy Company *                          Energy          02/06/1995        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
 Exelon Ventures Company, LLC                                                                   (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
  Exelon Generation Company, LLC                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon AOG Holding # 1, Inc.                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon AOG Holding # 2, Inc.                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Exelon New England Power Marketing, LP            Energy          03/24/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon New England Holdings, LLC                                                            (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon New England Power Services, Inc.          Energy          02/05/1998        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon Boston Services, Inc.                     Energy          09/19/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon Hamilton, LLC                             Energy          03/31/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Penesco Company, LLC                                 Energy          06/06/2001        100%  Energy-related (Category 7,9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Cenesco Company, LLC                                 Energy          12/31/2001        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   ExTex Retail Services Company, LLC                   Energy          05/12/2003        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon Allowance Management Company, LLC             Energy          11/08/2001        100%  Energy-related (Category 2)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon Power Labs, LLC                               Energy          11/08/2002        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon SHC, Inc.                                                                             (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Keystone Fuels, LLC                               Energy          10/17/2000      20.99%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Conemaugh Fuels, LLC                              Energy          10/16/2002      20.72%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   ExTex Marketing, LLC                                 Energy          05/13/2002        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       ExTex Power, LP                                  Energy          05/13/2002         99%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
  Exelon Enterprises Company, LLC                                                               (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Energy Company                          Energy          01/04/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            AllEnergy Gas & Electric Marketing          Energy          09/12/2000        100%  Energy-related (Category 5)
Company, LLC
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Texas-Ohio Gas, Inc.                        Energy          08/12/1987        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Services, Inc.                          Energy          07/13/1999        100%  Energy-related (Category 1,
                                                                                                2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Services Federal Group, Inc          Energy          12/30/1988        100%  Energy-related (Category 1,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Unicom Power Holdings, LLC                     Energy          03/23/1999        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Unicom Power Marketing Inc.                    Energy          07/28/1997        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Enterprises Management, Inc.                                                    (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Capital Partners, Inc.                                                       (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Exelon Enterprises Investments, Inc.                                             (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  UTECH Climate Challenge Fund, L.P.    Energy          06/30/1995       24.4%  Energy-related (Category 2)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Adwin Equipment Company                        Energy          08/05/1968        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Thermal Holdings, Inc.                  Energy          08/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           Thermal Chicago Corporation                  Energy          10/03/2003        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Northwind Chicago LLC                       Energy          08/05/1999        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Thermal Technologies, Inc.           Energy          07/30/1993        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
             ETT National Power Inc.                    Energy          08/15/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Northwind Midway LLC                      Energy          06/02/1998        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Thermal Development, Inc.            Energy          02/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           ETT Boston Inc.                              Energy          12/22/1995        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Northwind Boston LLC                      Energy          01/05/1996         25%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           ETT Houston Inc.                             Energy          02/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           ETT North America Inc.                       Energy          07/18/1996        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Northwind Thermal Technologies Canada     Energy          08/01/1996        100%  Energy-related (Category 6,7)
Inc.
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                 ETT Canada, Inc.                       Energy          08/01/1996        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                   Northwind Windsor                    Energy          07/18/1996         50%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------

* Denotes inactive corporation.
(a) Directly and / or indirectly holds securities in energy-related companies.


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



Item 1 ORGANIZATION CHART
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
Name of Reporting Company                               Energy or       Date of     % Voting    Nature of Business
                                                        Gas-Related   Organization  Securities
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            ETT Nevada Inc.                             Energy          10/30/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Northwind Aladdin LLC                    Energy          10/28/1997         75%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Northwind Las Vegas LLC                  Energy          10/28/1997         50%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           F&M Holdings Company, LLC                    Energy          09/18/2003        100%  Energy-related (Category
                                                                                                1,4,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
             EIS Engineering, Inc*                      Energy          12/11/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  InfraSource Field Services, LLC*      Energy          11/23/1998        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Fischbach and Moore Electric, Inc.          Energy          08/12/1999        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Rand-Bright Corporation*                    Energy          02/11/1985        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            II Services, Inc.                           Energy          05/28/1999        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            NEWCOSY, Inc                                Energy          08/12/1999        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            NEWCOTRA, Inc.                              Energy          08/12/1999        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Fishbach and Moore, Inc. .                Energy          04/01/1924        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                Fishbach and Moore Electrical           Energy          07/22/1946        100%  Energy-related (Category 7)
Contracting, Inc.
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                T.H. Green Electric Co., Inc.           Energy          07/06/1926        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               OSP Servicios S.A. de C.V. *             Energy          09/30/1996        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Universal Network Development Corp.      Energy          01/01/1901         49%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Oldco VSI Inc.                              Energy          04/20/2000        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              EGW Meter Services, LLC                   Energy          12/01/2002        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            EIS Investments, LLC                        Energy          11/14/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               WCB Services, LLC*                       Energy          1/1/192001         49%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------



* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.
Notes:
1. The following companies were sold during the fourth quarter of 2003:
     AllEnergy New York Company, LLC                          10/1/2003
     All Energy Gas Marketing Company New Jersey, LLC         11/1/2003
     All Energy Gas Marketing Company New York, LLC           11/1/2003
     All Energy New Jersey Company, LLC                       11/1/2003
     Utility Locate and Mapping Services, Inc.                12/9/2003

2. The following name changes occurred during the fourth quarter of 2003:

     From VSI Group, Inc. to Oldco VSI, Inc.
     From InfraSource Integrated Services, Inc. to II Services, Inc.

3. The following are newly created companies:

     Thermal Chicago Corporation, formation in Delaware on 10/3/2003. Rule 58, holding company for Chicago based thermal companies.

4. The following company was dissolved during the fourth quarter of 2003.

     InfraSource Engineering Services, LLC*






                                       4
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ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
(in thousands of dollars)
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
   Company                         Principal                                        Person to     Collateral   Consideration
   Issuing         Type of         Amount of        Issue or                      Whom Security   Given With   Reveived For
  Securities       Security        Security          Renewal         Cost of        Was Issued     Security    Each Security
                    Issued                                           Capital
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Fischbach and   Revolving                 1,700       Issue       LIBOR plus 50   Exelon          None                 1,700
Moore           credit                                            basis points    Enterprises
Electric, Inc.                                                                    Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon Energy   Revolving                29,500       Issue       LIBOR plus 50   Exelon          None                29,500
Company         credit                                            basis points    Enterprises
                                                                                  Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Utility         Revolving                   210       Issue       LIBOR plus 50   Exelon          None                   210
Locate &        credit                                            basis points    Enterprises
Mapping                                                                           Company, LLC
Services, Inc.
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                12,500       Issue       LIBOR plus 50   Exelon          None                12,500
Services, inc.  credit                                            basis points    Enterprises
                                                                                  Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                10,000       Issue       LIBOR plus 50   EEI             None                10,000
Enterprises     credit                                            basis points    Telecommunications
Company, LLC                                                                      Holdings, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon New      Capital                     1.2       Issue       N /A            Exelon New      None                   1.2
England Power                                                                     England
Services, Inc.                                                                    Holdings, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
ExTex           Capital                       5       Issue       N /A            Exelon          None                     5
Marketing, LLC                                                                    Generation
                                                                                  Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------


Capital Contributions (in thousands of dollars):

------------------------------------------- ---------------------------------------- ----------------------------------------
Company Contributing Capital                Company Receiving Capital                Amount of Capital Contribution
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Enterprises Company, LLC             Exelon Energy Company                                                    $21,000
------------------------------------------- ---------------------------------------- ----------------------------------------
Utility Locate & Mapping Services, Inc.     F&M Holdings Company, LLC                                                    579
------------------------------------------- ---------------------------------------- ----------------------------------------
F&M Holdings Company, LLC                   Rand-Bright Corporation                                                       25
------------------------------------------- ---------------------------------------- ----------------------------------------



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

ITEM 3.  ASSOCIATE TRANSACTIONS
     Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies
-------------------------------------------------------------------------------------------------------------------
 Reporting Company Rendering   Associate Company Receiving      Types of Services Rendered    Total Amount Billed
          Services                       Services
-------------------------------------------------------------------------------------------------------------------
                                                                                            (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services       Security System                                    58
                              Company
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Commonwealth Edison Company    Maintenance and Construction                      634
                                    Services
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Energy Company          IT Services/Facility Charges                      115
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Enterprises Company,    IT Services/Facility Charges                       24
                              LLC
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services Group Construction Services                             213
-------------------------------------------------------------------------------------------------------------------
Electric Services, Inc        Exelon Generation Company, LLC Security System                                    25
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Commonwealth Edison Company    Security System                                    79
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc          PECO Energy Company            Security System                                   128
-------------------------------------------------------------------------------------------------------------------
Exelon Services Federal       Commonwealth Edison Company    Construction / Project                         10,410
Group, Inc.                                                  Management
-------------------------------------------------------------------------------------------------------------------
Exelon Services Federal       PECO Energy Company            Construction / Project                            300
Group, Inc.                                                  Management
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Development,   Northwind Aladdin LLC          Plant Operators                                    86
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Aladdin LLC          Administrative and General                          2
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Aladdin LLC          Plant Management                                   29
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          District Cooling                                  255
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Plant Operators                                   118
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Rent                                               27
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Midway LLC           Plant Operators                                   164
Inc.
-------------------------------------------------------------------------------------------------------------------
Northwind Chicago, LLC        Exelon Thermal Technologies,   Cooling                                         1,048
                              Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC        Exelon Generation Company, LLC Measuring and test equipment                    1,631
-------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC        PECO Energy Company            Measuring and test equipment                      180
-------------------------------------------------------------------------------------------------------------------



ITEM 3.  ASSOCIATE TRANSACTIONS
     Part II.  Transactions Performed by Associate Companies on Behalf of Reporting Companies
------------------------------------------------------------------------------------------------------------------------
  Associate Company Rendering    Reporting Company Receiving Services Types of Services Rendered  Total Amount Billed
            Services
------------------------------------------------------------------------------------------------------------------------
                                                                                                 (thousands of dollars)
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company F&M Holdings Company                 Legal                                         115
------------------------------------------------------------------------------------------------------------------------
Exelon Enterprises Company, LLC  Exelon Thermal Technologies, Inc.    Payroll - Executive                            76
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company F&M Holdings Company                 Legal, IT and accounting                       43
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company Exelon Thermal Technologies, Inc.    Legal                                         246
------------------------------------------------------------------------------------------------------------------------
Commonwealth Edison Company      Exelon Services Federal Group, Inc.  Management fee                                177
------------------------------------------------------------------------------------------------------------------------
Commonwealth Edison Company      Exelon Services Federal Group, Inc.  Interconnection fee                           263
------------------------------------------------------------------------------------------------------------------------


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

                                                ITEM 4. SUMMARY OF AGGREGATE INVESTMENT
                                                           December 31, 2003
                                                            (in thousands)


Investments in energy-related companies:

Total consolidated capitalization of Exelon Corporation
  as of  December 31, 2003                                                            $24,350,000       Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                    $ 3,652,500       Line 2

Greater of $50 million or line 2                                                        3,652,500       Line 3

Total current aggregate investment subsequent to October 20, 2000 (categorized by major line of energy-related business):
     Energy-related business category 2                                     187,917
     Energy-related business category 5                                     258,251
     Energy-related business category 6                                      59,834
     Energy-related business category 7                                     395,911
     Energy-related business category 9                                      11,615
     Energy-related business category 10                                         27
Total current aggregate investment                                                        913,555       Line 4
                                                                                       ----------

Difference between the greater of $50 million
  or 15% of capitalization and the total
  aggregate investment of the registered
  holding company system (line 3 less line 4)                                         $ 2,738,945       Line 5
                                                                                       ==========


Investments in gas-related companies:                                          NONE


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ITEM 5.  OTHER INVESTMENTS

Filed under confidential treatment pursuant to Rule 104(b).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

(1) Exhibit A-1 Statement of Income of Exelon Services, Inc. for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(2) Exhibit A-2 Balance Sheet of Exelon Services, Inc. at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(3) Exhibit A-3 Statement of Income of Exelon Thermal Holdings, Inc. for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(4) Exhibit A-4 Balance Sheet of Exelon Thermal Holdings, Inc. at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(5) Exhibit A-5 Statement of Income of Exelon Energy Company for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(6) Exhibit A-6 Balance Sheet of Exelon Energy Company at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(7) Exhibit A-7 Statement of Income of Unicom Power Holdings, Inc. for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(8) Exhibit A-8 Balance Sheet of Unicom Power Holdings, Inc. at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(9) Exhibit A-9 Statement of Income of Unicom Power Marketing, Inc. for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(10) Exhibit A-10 Balance Sheet of Unicom Power Marketing, Inc. at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(11) Exhibit A-11 Statement of Income of Adwin Equipment Company for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(12) Exhibit A-12 Balance Sheet of Adwin Equipment  Company at December 31, 2003
     - filed under confidential treatment pursuant to Rule 104(b).

(13) Exhibit A-13 Statement of Income of F&M Holdings Company, LLC for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(14) Exhibit A-14 Balance Sheet of F&M Holdings Company, LLC at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(15) Exhibit B-1 Statement of Income of Penesco Company, LLC for three months and six months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(16) Exhibit B-2 Balance Sheet of Penesco Company, LLC at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(17) Exhibit B-3 Statement of Income of Cenesco Company, LLC for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(18) Exhibit B-4 Balance Sheet of Cenesco Company, LLC at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(19) Exhibit B-5 Statement of Income of Exelon Allowance Management Co. for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(20) Exhibit B-6 Balance Sheet of Exelon Allowance Management Co. at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(21) Exhibit B-7 Statement of Income of ExTex Marketing, LLC for three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(22) Exhibit B-8 Balance Sheet of ExTex Marketing, LLC at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(23) Exhibit B-9 Statement of Income of ExTex Power, LP for the three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(24) Exhibit B-10 Balance Sheet of ExTex Power, LP at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(25) Exhibit B-11 Statement of Income of Exelon New England Power Marketing LP for the three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(26) Exhibit B-12 Balance Sheet of Exelon New England Power Marketing LP at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(27) Exhibit B-13 Statement of Income of Exelon New England Power Services, Inc. for the three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(28) Exhibit B-14 Balance Sheet of Exelon New England Power Services, Inc. at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(29) Exhibit B-15 Statement of Income of Exelon Hamilton for the three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(30) Exhibit B-16 Balance Sheet of Exelon Hamilton at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(31) Exhibit B-17 Statement of Income of Exelon Boston Services, LLC for the three and twelve months ended December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

(32) Exhibit B-16 Balance Sheet of Exelon Boston Services, LLC at December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b).

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Exelon Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2003

                                                        Exelon Corporation
                                                              Registrant

                                               By:/s/ Matthew F. Hilzinger
                                                  ------------------------
                                                      Vice President and
                                                      Corporate Controller





With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2003 has been filed with Exelon Corporation's interested state commissions whose names and addresses are listed below.


Donna Caton, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62706

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, Pennsylvania 17105-3265





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